--------------------------
                                                           OMB APPROVAL
                                                           ------------
                                                      OMB Number: 3235-0145
                                                      Expires: December 31, 1997
                                                      Estimated Average Burden
                                                      Hours Per Response...14.90
                                                      --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        IMAGING TECHNOLOGIES CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    45244U104
                                 (CUSIP Number)

                                   E.C. Morgan
                            Morgan Capital Management
                       One Embarcadero Center, Suite 2830
                         San Francisco, California 94111
                                 (415) 788-3232

                                 with a copy to:

                              David A. Hearth, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                              345 California Street
                      San Francisco, California 94104-2635
                                 (415) 835-1600
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 30, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO. 95244U104                                           Page 2 of 17 Pages
--------------------------------------------------------------------------------


securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 95244U104                                           Page 3 of 17 Pages
--------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Ellison Christopher Morgan, SSN ###-##-####
                  Ellison Carl Morgan, SSN ###-##-####
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  X
                                                                   (b) [ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS *
                  Ellison Carl Morgan: PF
                  Ellison Christopher Morgan: Investment Partnership Funds
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
-------- -----------------------------------------------------------------------
                           7       SOLE VOTING POWER
        NUMBER OF                           0
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                           ------- ---------------------------------------------
                           8       SHARED VOTING POWER
                                            1,110,827
                           ------- ---------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                            0
                           ------- ---------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                            1,110,827
-------------------------- ------- ---------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,110,827
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
          EXCLUDES CERTAIN SHARES                                      [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   7.51%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   IN
--------- ----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 95244U104                                           Page 4 of 17 Pages
--------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           MCM Partners, L.P.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  X
                                                                   (b) [ ]

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS *
           WC; BK
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
-------- -----------------------------------------------------------------------
                           7       SOLE VOTING POWER
        NUMBER OF                  0
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                           ------- ---------------------------------------------
                           8       SHARED VOTING POWER
                                     112,700
                           ------- ---------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                     0
                           ------- ---------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                     112,700
-------------------------- ------- ---------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            112,700
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
          EXCLUDES CERTAIN SHARES                                      [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.76%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
            PN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 95244U104                                           Page 5 of 17 Pages
--------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Ellison C Morgan Revocable Trust
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  X
                                                                   (b) [ ]

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS *
           PF
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
-------- -----------------------------------------------------------------------
                           7       SOLE VOTING POWER
        NUMBER OF                  0
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                           ------- ---------------------------------------------
                           8       SHARED VOTING POWER
                                   232,500
                           ------- ---------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                     0
                           ------- ---------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   232,500
-------------------------- ------- ---------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            232,500
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
          EXCLUDES CERTAIN SHARES                                      [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.57%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
            IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 95244U104                                           Page 6 of 17 Pages
--------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           2030 Investors, LLC
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  X
                                                                   (b) [ ]

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS *
           WK
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
-------- -----------------------------------------------------------------------
                           7       SOLE VOTING POWER
        NUMBER OF                  0
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                           ------- ---------------------------------------------
                           8       SHARED VOTING POWER
                                   51,000
                           ------- ---------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                     0
                           ------- ---------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   51,000
-------------------------- ------- ---------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            51,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
          EXCLUDES CERTAIN SHARES                                      [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.34%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
            PN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 95244U104                                           Page 7 of 17 Pages
--------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           2030 Investors 401K
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  X
                                                                   (b) [ ]

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS *
           BK
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
-------- -----------------------------------------------------------------------
                           7       SOLE VOTING POWER
        NUMBER OF                  0
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                           ------- ---------------------------------------------
                           8       SHARED VOTING POWER
                                   32,030
                           ------- ---------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                     0
                           ------- ---------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   32,030
-------------------------- ------- ---------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            32,030
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)
          EXCLUDES CERTAIN SHARES                                      [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.22%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
            PN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 95244U104                                           Page 8 of 17 Pages
--------------------------------------------------------------------------------


          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


         This statement is the first amendment to a statement on Schedule 13D filed in respect of the Common Stock of Imaging Technologies Corporation, a Delaware corporation (the "Company"), formerly named "PCPI Technologies", by a group currently consisting of Ellison C. Morgan, MCM Partners, L.P. ("MCM Partners"), Ellison C. Morgan Revocable Trust ("EC Morgan Revocable Trust"), 2030 Investors LLC ("2030 Investors"), 2030 Investors 401K ("2030 Investors 401K") and Ellison Carl Morgan, as trustee (collectively, the "Reporting Persons").

Item 1.   Security and Issuer.

Common Stock, par value $.01 per share

         Imaging Technologies Corporation
         11031 Via Frontera
         San Diego, California 92127

Item 2.   Identity and Background.

Name:                               MCM Partners, L.P.

Place of Organization:     California

Principal Business:                 Investments

Address of Principal
Business and Office:                One Embarcadero Center, Suite 2830
                                    San Francisco, CA 94111

Criminal Proceedings:      None

Applicable Civil, Judicial,
or Administrative
Proceedings:                        None

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 95244U104                                           Page 9 of 17 Pages
--------------------------------------------------------------------------------


Name:                               Ellison C. Morgan Revocable Trust

Business Address:                   One Sansome Street, Suite 2000
                                    San Francisco, CA  94104

Principal Employment:               One Embarcadero Center, Suite 2830
                                    San Francisco, CA  94111

Criminal Proceedings:      None

Applicable Civil, Judicial,
or Administrative
Proceedings:                        None

Citizenship:                        USA



Name:                               2030 Investors, LLC

Place of Organization:              Oregon

Principal Business:                 Investments

Address of Principal
Business and Office:                200 SW Market, Suite 1950,
                                    Portland, Oregon 97201

Criminal Proceedings:      None

Applicable Civil, Judicial,
or Administrative
Proceedings:                        None

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 95244U104                                          Page 10 of 17 Pages
--------------------------------------------------------------------------------


Name:                               2030 Investors 401K

Place of Organization:              Oregon

Principal Business:                 Investments
Address of Principal

Business and Office:                200 SW Market Street, Suite 1950
                                    Portland, Oregon 94111

Criminal Proceedings:      None

Applicable Civil, Judicial,
or Administrative
Proceedings:                        None



         Ellison C. Morgan and Morgan Capital are the general partners of MCM Partners, L.P. Ellison C. Morgan is the sole stockholder, director and officer of Morgan Capital Management.

         Ellison Carl Morgan is the sole trustee of the Ellison C. Morgan Revocable Trust dated 9/9/82 (the "Trust"). The business address of Ellison Carl Morgan is 200 SW Market Street, Suite 1950, Portland, Oregon 97201. Mr. Morgan's present principal occupation is President of 2030 Investors LLC, 200 SW Market Street, Suite 1950, Portland, Oregon 97201. Mr. Morgan has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Morgan is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds used by MCM Partners, L.P. to purchase the 112,700 shares of Common Stock owned by it was approximately $482,000. Such amount was derived from partnership funds and borrowings from the United States National Bank of Oregon.

         The aggregate net amount of funds used by EC Morgan Revocable Trust to purchase the

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 95244U104                                          Page 11 of 17 Pages
--------------------------------------------------------------------------------


232,500 shares of Common Stock owned by it was approximately $713,919. Such amount was derived from derived from trust funds contributed by Ellison Carl Morgan.

         The aggregate net amount of funds used by 2030 Investors LLC to purchase the 51,000 shares of Common Stock owned by it was approximately $432,099. Such amount was derived from working capital.

         The aggregate amount of funds used by 2030 Investors 401K to purchase the 32,030 shares of Common Stock owned by it was approximately $267,933. Such amount was derived from working capital.

Item 4.   Purpose of Transaction.

         The shares originally were purchased by the Reporting Persons for investment purposes.

         Ellison Carl Morgan  joined the Schedule 13D group of his son,  Ellison
C. Morgan, because Mr. Morgan and his son shared concerns regarding the business prospects of the Company and they expect to coordinate their actions with respect to the Company.

         The Reporting Persons are reviewing their alternatives and intended to closely monitor developments relating to and affecting the Company.

         Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons also may dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

         Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a) As of July 20, 1998, the Reporting Persons beneficially owned the following number of shares of the Company's Common Stock (the approximate percentage of the shares of Common Stock owned as indicated in parentheses below is based on 14,800,000 shares of Common

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 95244U104                                          Page 12 of 17 Pages
--------------------------------------------------------------------------------


Stock outstanding by the Company.)

         (i)   Ellison   Christopher   Morgan  and  Ellison  Carl  Morgan  owned
               1,110,827 shares (7.51%)

         (ii)  MCM Partners owned 112,700 shares (0.76%).

         (iii) EC Morgan Revocable Trust owned 232,500 shares (1.57%).

         (iv)  2030 Investors owned 51,000 shares (0.34%)

         (v)   2030 Investors 401K owned 32,030 shares (0.22%)

(b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Amendment No. 1 to the Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

(c) See Schedule A for a listing of transactions in shares of Common Stock or other securities of the Company by the Reporting Persons. All such transactions were effected in open market transactions.

(d) (e) Not applicable.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 95244U104                                          Page 13 of 17 Pages
--------------------------------------------------------------------------------


Item 6.   Contracts, Arrangements, Understandings or Relationships
               with Respect to Securities of the Issuer.

         The Reporting Persons have no contracts, arrangements, or understandings with any persons, or each other, with respect to their Imaging Technologies securities. As set forth under Item 5, Ellison C.Morgan makes voting and dispositive decisions for MCM Partners, L.P., M&M Capital, L.D.C., and Morgan Capital Management.

Item 7.   Matter to be filed as Exhibits

                  Not applicable.

SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   July 20, 1998



By:      /s/ Ellison Christopher Morgan              By: /s/ Ellison Carl Morgan
        ----------------------------------               -----------------------
         Ellison Chrisopher Morgan                       Ellison Carl Morgan


MCM PARTNERS, L.P.


By:      /s/ EC Morgan
         ----------------------------------------
         EC Morgan, General Partner


ELLISON C. MORGAN REVOCABLE TRUST


By:      /s/ Ellison C. Morgan
         ----------------------------------------
         Ellison C. Morgan, Trustee

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 95244U104                                          Page 14 of 17 Pages
--------------------------------------------------------------------------------


2030 INVESTORS, LLC


By:      /s/ Ellison Carl Morgan
         ----------------------------------------
         Ellison Carl Morgan


2030 INVESTORS 401K


By:      /s/ Ellison Carl Morgan
         ----------------------------------------
         Ellison Carl Morgan

                                                    SCHEDULE 13D

------------------------------------------------ -------------------------------------- ----------------------------
CUSIP NO. 95244U104                                                                              Page 15 of 17 Pages
------------------------------------------------ -------------------------------------- ----------------------------


                                                     SCHEDULE A

                                            TRANSACTIONS IN COMMON STOCK

------------------------------------------------ -------------------------------------- ----------------------------

                     Party                                       Date                          Bought (Sold)
------------------------------------------------ -------------------------------------- ----------------------------
                 McM Partners                              February 13, 1998                     (15,000)
------------------------------------------------ -------------------------------------- ----------------------------
                 McM Partners                              February 17, 1998                      (3,800)
------------------------------------------------ -------------------------------------- ----------------------------
                 McM Partners                              February 19, 1998                     (20,000)
------------------------------------------------ -------------------------------------- ----------------------------
                 McM Partners                              February 20, 1998                       (200)
------------------------------------------------ -------------------------------------- ----------------------------
                 McM Partners                              February 20, 1998                       (500)
------------------------------------------------ -------------------------------------- ----------------------------
                 McM Partners                              February 20, 1998                       (800)
------------------------------------------------ -------------------------------------- ----------------------------
                 McM Partners                              February 20, 1998                      (1,500)
------------------------------------------------ -------------------------------------- ----------------------------
                 McM Partners                              February 20, 1998                      (2,000)
------------------------------------------------ -------------------------------------- ----------------------------
                 McM Partners                              February 23, 1998                       (130)
------------------------------------------------ -------------------------------------- ----------------------------
                 McM Partners                              February 23, 1998                     (22,500)
------------------------------------------------ -------------------------------------- ----------------------------
                 McM Partners                              February 23, 1998                      (3,500)
------------------------------------------------ -------------------------------------- ----------------------------
                 McM Partners                              February 23, 1998                     (14,870)
------------------------------------------------ -------------------------------------- ----------------------------
                 McM Partners                              February 23, 1998                     (21,500)
------------------------------------------------ -------------------------------------- ----------------------------
                 McM Partners                              February 24, 1998                      (6,400)
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     July 3, 1997                         10,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                   February 3, 1998                       25,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                    March 10, 1998                         5,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                    March 10, 1998                        10,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                    March 10, 1998                        10,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                    March 10, 1998                        10,000
------------------------------------------------ -------------------------------------- ----------------------------




                                                    SCHEDULE 13D

------------------------------------------------ -------------------------------------- ----------------------------
CUSIP NO. 95244U104                                                                              Page 16 of 17 Pages
------------------------------------------------ -------------------------------------- ----------------------------


------------------------------------------------ -------------------------------------- ----------------------------

                     Party                                       Date                          Bought (Sold)
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                    April 29, 1998                        10,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                    April 30, 1998                        10,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                    April 30, 1998                         5,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                      May 1, 1998                          5,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     May 18, 1998                         10,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     May 18, 1998                          2,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     May 18, 1998                           500
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     May 19, 1998                         10,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     May 19, 1998                          7,500
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     May 27, 1998                          2,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     May 27, 1998                         13,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     May 27, 1998                         15,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     May 29, 1998                          3,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     June 1, 1998                           500
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     June 1, 1998                         11,500
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     June 1, 1998                          1,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     June 2, 1998                          5,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     June 2, 1998                          1,500
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     June 12, 1998                        25,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     June 17, 1998                         7,200
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     June 17, 1998                         2,800
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     June 17, 1998                         5,000
------------------------------------------------ -------------------------------------- ----------------------------
       Ellison C. Morgan Revocable Trust                     June 18, 1998                        10,000
------------------------------------------------ -------------------------------------- ----------------------------




                                                    SCHEDULE 13D

------------------------------------------------ -------------------------------------- ----------------------------
CUSIP NO. 95244U104                                                                              Page 17 of 17 Pages
------------------------------------------------ -------------------------------------- ----------------------------


------------------------------------------------ -------------------------------------- ----------------------------

                     Party                                       Date                          Bought (Sold)
------------------------------------------------ -------------------------------------- ----------------------------
                2030 Investors                               July 8, 1996                         25,000
------------------------------------------------ -------------------------------------- ----------------------------
                2030 Investors                               July 8, 1996                          5,000
------------------------------------------------ -------------------------------------- ----------------------------
                2030 Investors                               July 10, 1996                        30,000
------------------------------------------------ -------------------------------------- ----------------------------
                2030 Investors                               July 10, 1996                         5,000
------------------------------------------------ -------------------------------------- ----------------------------
                2030 Investors                               July 10, 1996                        10,000
------------------------------------------------ -------------------------------------- ----------------------------
                2030 Investors                               July 16, 1996                        25,000
------------------------------------------------ -------------------------------------- ----------------------------
                2030 Investors                             November 1, 1996                       10,000
------------------------------------------------ -------------------------------------- ----------------------------
                2030 Investors                             November 1, 1996                        5,000
------------------------------------------------ -------------------------------------- ----------------------------
                2030 Investors                             November 1, 1996                       25,000
------------------------------------------------ -------------------------------------- ----------------------------
                2030 Investors                             January 28, 1997                       50,000
------------------------------------------------ -------------------------------------- ----------------------------
                2030 Investors                             January 29, 1997                       25,000
------------------------------------------------ -------------------------------------- ----------------------------
                2030 Investors                             January 29, 1997                        5,000
------------------------------------------------ -------------------------------------- ----------------------------
                2030 Investors                             January 30, 1997                       35,000
------------------------------------------------ -------------------------------------- ----------------------------
                2030 Investors                              March 14, 1997                      stock split
------------------------------------------------ -------------------------------------- ----------------------------
              2030 Investors 401k                          October 21, 1996                        3,000
------------------------------------------------ -------------------------------------- ----------------------------
              2030 Investors 401k                          October 22, 1996                       97,000
------------------------------------------------ -------------------------------------- ----------------------------
              2030 Investors 401k                          November 4, 1996                       50,000
------------------------------------------------ -------------------------------------- ----------------------------
              2030 Investors 401k                          February 28, 1997                    stock split
------------------------------------------------ -------------------------------------- ----------------------------
              2030 Investors 401k                            March 3, 1997                      stock split
------------------------------------------------ -------------------------------------- ----------------------------
              2030 Investors 401k                          December 18, 1997                       2,000
------------------------------------------------ -------------------------------------- ----------------------------
              2030 Investors 401k                          December 19, 1997                        30
------------------------------------------------ -------------------------------------- ----------------------------